Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Prospectus Supplement to the Prospectus dated September 19, 2011 and the Prospectus Supplement dated September 19, 2011 — No. 1154

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $1,000,000 15-Year Callable Quarterly 3-Month USD LIBOR Rate Accrual Notes due 2026

The notes will mature on the stated maturity date (November 30, 2026, subject to adjustment), subject to our right to redeem the notes early, as described below. On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest, if any. The notes will pay interest, if any, quarterly on the last calendar day of each February, May, August and November, commencing February 29, 2012. For each of the first eight interest periods beginning on the original issue date, interest will accrue and will be paid at the maximum interest rate of 8.25% per annum. For each interest period thereafter, interest will accrue on each applicable reference date in each applicable interest period based on the 3-month USD LIBOR rate, subject to the rate cut-off date provision as described below and the non-reset business day provision as described herein.

For the next four quarterly interest periods (year 3) after the eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                   if the 3-month USD LIBOR rate on such day is greater than or equal to 0.50%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                   if the 3-month USD LIBOR rate for such day is less than 0.50%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 4 and 5) after the twelfth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                   if the 3-month USD LIBOR rate on such day is greater than or equal to 1.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                   if the 3-month USD LIBOR rate for such day is less than 1.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 6 and 7) after the twentieth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                   if the 3-month USD LIBOR rate on such day is greater than or equal to 2.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                   if the 3-month USD LIBOR rate for such day is less than 2.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the final thirty-two quarterly interest periods (years 8 through 15) after the twenty-eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                   If the 3-month USD LIBOR rate on such day is greater than or equal to 3.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                   if the 3-month USD LIBOR rate for such day is less than 3.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

Therefore, excluding the first eight interest periods, if the 3-month USD LIBOR rate is less than the applicable rate for the entire interest period, you will receive no interest on your notes for such interest period.

Each quarterly interest period will include all calendar days from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the maturity date, in the case of the final interest period). The 3-month USD LIBOR rate for any reference date in the applicable interest period will be subject to the rate cut-off date provision, which means that the 3-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period. The rate cut-off date for each applicable interest period will be the date that is five business days prior to the interest payment date for such interest period. Therefore, in any interest period after the first eight interest periods, if the 3-month USD LIBOR rate on the rate cut-off date is less than the applicable rate, no interest will accrue for that day and the next four business days, even if the 3-month USD LIBOR rate on those days is greater than or equal to the applicable rate.

We have the right to redeem your notes, in whole but not in part, at 100% of their face amount plus any accrued and unpaid interest, on each interest payment date, beginning with the fourth interest payment date upon five business days’ prior notice.

Original issue date:	November 30, 2011	Underwriting discount:	4.30% of the face amount

Original issue price:	100.00% of the face amount	Net proceeds to issuer:	95.70% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-11 as well as the “Additional Risk Factors Specific to Your Notes” on page S-7.

In addition, assuming no changes in market conditions, our creditworthiness or other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated November 23, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-11.  Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc.  References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Reference rate:  for any reference date in the applicable interest period, the 3-month London Interbank Offered Rate (LIBOR) for deposits in U.S. dollars (“3-month USD LIBOR”) as it appears on Reuters screen LIBOR01 page (or any successor or replacement service or page thereof) at 11:00 a.m., London time on such day, subject to adjustment as described on page S-15

Face amount:  each note will have a face amount equal to $1,000; $1,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Trade date:  November 23, 2011

Original issue date:  November 30, 2011

Stated maturity date:  November 30, 2026, subject to our early redemption right and to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-12

Specified currency:  U.S. dollars (“$”)

Denominations:  $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: the notes will be subject to the special rules governing contingent payment debt obligations for U.S. federal income tax purposes

Early redemption right:  we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest, on each interest payment date, beginning with the fourth scheduled interest payment date, subject to five business days’ prior notice

Interest rate:  for the first eight interest periods, interest on the notes will accrue at the maximum interest rate set forth below, subject to our right of early redemption as described above. For each of the remaining interest periods, subject to our early redemption right, the interest rate for such period will be determined on the relevant interest determination date; interest on the notes will accrue on each reference date based on the 3-month USD LIBOR rate at a rate equal to:

For the next four quarterly interest periods (year 3) after the eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 0.50%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 0.50%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 4 and 5) after the twelfth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 1.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 1.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 6 and 7) after the twentieth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 2.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 2.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the final thirty-two quarterly interest periods (years 8 through 15) after the twenty-eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 3.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 3.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

Maximum interest rate:  8.25% per annum

Minimum interest rate:  0.00% per annum

Interest payment dates:  The last calendar day of each February, May, August and November, commencing February 29, 2012  up to and including the stated maturity date

Reference date:  for each calendar day in the interest period, the reference date will occur on such calendar day, subject to adjustment as described elsewhere in this prospectus supplement

Rate cut-off date provision:  for each interest period after the first eight interest periods, the 3-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period

Rate cut-off date:  for each interest period after the first eight interest periods, with respect to any applicable interest period, the fifth business day prior to the interest payment date for such interest period, subject to the non-reset business day provision

Non-reset business day provision:  the 3-month USD LIBOR rate for a calendar day that is not a reset business day will equal the 3-month USD LIBOR rate for the reset business day immediately preceding such calendar day

Reset business day:  any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Day count convention:  Actual/Actual (ISDA)

Business day convention:  following unadjusted

Regular record dates:  the fifth business day immediately preceding each interest payment date

Defeasance:  not applicable

No listing:  the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day:  as described on page S-15

London business day:  as described on page S-15

Interest determination dates:  for each interest payment date after the first eight interest payment dates, the fifth scheduled trading day prior to such interest payment date

Interest period:  the period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.: 38143UZM6

ISIN no.: US38143UZM60

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use, after the first eight interest periods, to determine whether interest will accrue on your notes on any given day based on the applicable 3-month USD LIBOR rate on the applicable reference date for such day and the method we will use to calculate the amount of interest accrued during a given interest period.

The examples below are based on 3-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 3-month USD LIBOR rate will be on any day throughout the life of your notes, and no one can predict whether interest will accrue on your notes on any day after the first eight interest periods. The 3-month USD LIBOR rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

For these reasons, the actual 3-month USD LIBOR rate after the first eight interest periods, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical 3-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 3-month USD LIBOR rates during recent periods, see —Historical 3-month USD LIBOR Rates on page S-18. Before investing in the notes, you should consult publicly available information to determine the 3-month USD LIBOR rates between the date of this prospectus supplement and the date of your purchase of the notes.

The following table and examples illustrate the method we will use to calculate the amount of interest accrued during an interest period after we determine whether interest will accrue on each day included in that interest period, subject to the key terms and assumptions below. The numbers in the first column represent the number of reference dates (“N”) during any given interest period after the eighth interest period for which the 3-month USD LIBOR rate is greater than or equal to 3.00%. The levels in the fourth column represent the hypothetical interest, as a percentage of the face amount of each note, that would be payable with respect to a given interest period after the eighth interest period in which the 3-month USD LIBOR rate is greater than or equal to 3.00% for a given number of reference dates (as specified in the first column).

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Maximum rate	8.25%

Minimum rate	0.00%

The notes are not called

Stated maturity is 15 years

The day count convention calculation results in a figure of 0.25

Also, the hypothetical examples shown below do not take into account the effect of applicable taxes.

N* (A)	Assumed number of eligible trading days in an accrual period (B)	Accrual fraction (A/B) x 8.25%	Amount of interest to be paid for such period (using Actual/Actual convention)
0	70	0.0000000000	0.00%
10	70	0.0117857143	0.29%
20	70	0.0235714286	0.59%
50	70	0.0589285714	1.47%
70	70	0.0825000000	2.06%

*  The number of days for which any interest accrues in a given interest period is subject to numerous adjustments, as described elsewhere in this prospectus supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual 3-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 3-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date and after the first eight interest periods. The actual interest payment that a holder of the notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual 3-month USD LIBOR rates determined by the calculation agent after the first eight interest periods. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date after the first eight interest periods may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.  Your notes are a riskier investment than ordinary debt securities.  You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures.  These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction.  To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

If the 3-month USD LIBOR Rate Is Less Than the Applicable Rate on Any Reference Date in Any Interest Period After the First Eight Interest Periods, No Interest Will Accrue For That Day

Because of the formula used to calculate the interest rate applicable to your notes, in the event the 3-month USD LIBOR rate on any reference date in any applicable interest period is less than the applicable rate, no interest will accrue on that day. Therefore, if the 3-month USD LIBOR rate is less than the applicable rate for an entire interest rate period after the first eight interest periods, you will receive no interest during such interest period. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

When the Rate Cut-Off Date Provision Applies for Any Day Included in Any Applicable Interest Period After the First Eight Interest Periods, No Interest Will Accrue for the Remainder of That Interest Period

For each of the five business days prior to any interest payment date after the first eight interest payment dates, the rate cut-off date provision will apply so that the 3-month USD LIBOR rate for any such day will be determined on the rate cut-off date, i.e., the fifth business day prior to the relevant interest payment date for such interest period (subject to adjustments for non-reset business days). Therefore, if the 3-month USD LIBOR rate on the rate cut-off date is less than the applicable rate in any applicable interest period, no interest will accrue for the remainder of that interest period.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the 3-month USD LIBOR rate;

•                  the volatility — i.e., the frequency and magnitude of changes in the level of the 3-month USD LIBOR rate;

•                  economic, financial, regulatory, political, military and other events that affect LIBOR rates generally;

•                  other interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 3-month USD LIBOR rate based on its historical performance. The actual performance of the 3-month USD LIBOR rate, as well as the interest payable on each interest payment date after the first eight interest payment dates may bear little or no relation to the hypothetical levels of the 3-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Reference Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 3-month USD LIBOR rate. Changes in the 3-month USD LIBOR rate may not result in a comparable change in the market value of your notes. Even if the 3-month USD LIBOR rate is greater than or equal to the applicable rate during some portion of the life of the notes after the first eight interest periods, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to 3-month USD LIBOR. We also expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the 3-month USD LIBOR, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of 3-month USD LIBOR.

Any of these hedging or other activities may adversely affect the levels of the 3-month USD LIBOR and therefore the market value of your notes and the amount we will pay on your notes. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Beginning in 2008, concerns have been raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. Inquiries remain ongoing, including investigations by regulators and governmental authorities in various jurisdictions, and if such under-reporting occurred, it may have resulted in the LIBOR rate being artificially low.  If any such under-reporting still exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, in August 2008 the BBA announced that it was changing the LIBOR rate-fixing process by increasing the number of banks surveyed to set the LIBOR rate.  The BBA has taken steps intended to strengthen the oversight of the process and review biannually the composition of the panels of banks surveyed to set the LIBOR rate. Any changes in the method pursuant to which the LIBOR rates are determined, or the development of a widespread market view that LIBOR rates have been or are being manipulated by members of the bank panel, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates.  You may not benefit from any such increase in LIBOR rates because the interest on your notes is subject to the maximum rate. As a result, the amount of interest payable for each of your notes may be significantly less than it would have been had you invested in a similar investment instrument not subject to such a maximum interest rate.

The Historical Levels of the 3-month USD LIBOR Rate Are Not an Indication of the Future Levels of the 3-month USD LIBOR rate

In the past, the level of the 3-month USD LIBOR rate has experienced significant fluctuations.  You should note that historical levels, fluctuations and trends of the 3-month USD LIBOR rate are not necessarily indicative of future levels.  Any historical upward or downward trend in the 3-month USD LIBOR rate is not an indication that the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time after the first four interest periods, and you should not take the historical levels of the 3-month USD LIBOR rate as an indication of its future performance.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 3-month USD LIBOR rate on any reference date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date after the first eight interest payment dates. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

On any interest payment date from and including the first scheduled interest payment date, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity, and therefore the term of your notes could be anywhere between one year and fifteen years.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes.  If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments for the taxable year. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”.  Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc.  Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company.  Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first four pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•                  U.S. dollars (“$”).

Form of note:

•                  global form only: yes, at DTC

•                  non-global form available: no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•                  full defeasance: no

•                  covenant defeasance: no

Other terms:

•                  the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•                  a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement.  If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Reference Rate

In this prospectus supplement, when we refer to the reference rate for any day, we mean the London interbank offered rate for deposits in U.S. dollars for a period of three months which appears on the Reuters screen LIBOR page as of approximately 11:00 a.m., London time (“3-month USD LIBOR”), on such reference date, subject to adjustment as described under “— Interest Payments” below.  The “Reuters screen LIBOR page” means the display page designated as “LIBOR01”, or any successor or replacement page or pages, on the Reuters service, or any successor service on which London interbank rates of major banks for U.S. dollars are displayed.

Payment of Principal on Stated Maturity Date

With respect to the offered notes that have not been redeemed, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated Maturity Date

The stated maturity date is November 30, 2026, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.

Interest Payments

For the first eight interest periods, interest on the notes will accrue on each reference date at the maximum interest rate, subject to our right of early redemption as described above. For each of the remaining interest periods, subject to our early redemption right, the interest rate for such period will be determined on the relevant interest determination date; interest on the notes will accrue on each reference date based on the 3-month USD LIBOR rate at a rate equal to:

For the next four quarterly interest periods (year 3) after the eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 0.50%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 0.50%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 4 and 5) after the twelfth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 1.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 1.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the next eight quarterly interest periods (years 6 and 7) after the twentieth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 2.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 2.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

For the final thirty-two quarterly interest periods (years 8 through 15) after the twenty-eighth interest period, we will calculate the interest payment rate for each reference date in each interest payment period at a rate equal to:

•                  if the 3-month USD LIBOR rate on such day is greater than or equal to 3.00%, interest for such day will accrue at the maximum interest rate of 8.25% per annum; or

•                  if the 3-month USD LIBOR rate for such day is less than 3.00%, interest for such day will accrue at the minimum interest rate of 0.00% per annum.

The maximum interest rate is 8.25% per annum, and the minimum interest rate is 0.00% per annum.

If the reference rate does not appear on the Reuters screen LIBOR page as described above under “— Reference Rate” on any reference date, then the calculation agent will determine the level of the reference rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market at approximately 11:00 a.m., London time, on such reference date to prime banks in the London interbank market for a period of three months commencing on that reference date and in a representative amount. The calculation agent will request the principal London office of each of the four major banks in the London interbank market to provide a quotation of its rate. If at least two such quotations are provided, the level of the reference rate for such reference date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the level of the reference rate for such reference date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on such reference date for loans in U.S. dollars to leading European banks for a period of three months commencing on such reference date and in a representative amount. If no quotation is provided, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for that interest reset date in its sole discretion.

For the purposes of the previous paragraph, “representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

The calculation agent will calculate the amount of interest that has accrued on your notes during each interest period after the first eight interest periods in the following manner. For each interest period, the calculation agent will calculate the amount of accrued interest in accordance with the day count convention by (i) determining the number of reference dates where the level of the reference rate was greater than the applicable rate; (ii) dividing that number in (i) above by the total number of reference dates in that interest period; (iii) multiplying the result from (ii) by 0.0825.

An interest period, for the first eight interest periods, means each period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date.  For the ninth through sixtieth interest periods, an interest period will be the period from and including each interest determination date to but excluding the next succeeding interest determination date.  No interest will accrue during the five trading days from the final interest determination date to the stated maturity date.

Interest, if any, will be paid on your notes on each quarterly interest payment date, which will be set on the trade date. If an interest payment date would otherwise be a day that is not a business day, the payment due on that interest payment date will be postponed to the next day that is a business day. However, the interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed. If the stated maturity date does not occur on the originally scheduled day, the interest payment date scheduled to occur on that originally scheduled day will instead occur on the postponed stated maturity date. However, interest on your notes will accrue only up to but excluding the originally scheduled interest determination date immediately prior to the stated maturity date.

Reference Date

For each calendar day in the interest period, the reference date will occur on such calendar day, subject, after the first eight interest periods, to the adjustments described in the two bullet points below:

•                  if a calendar day is not a London business day, the reference date for such calendar day will instead occur on the immediately preceding London business day; and

•                  rate cut-off: for each of the five business days prior to the relevant interest payment date, the reference date for any such day will instead occur on the fifth business day prior to such interest payment date; however, if such fifth business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth business day prior

Rate Cut-Off Date Provision

After the first eight interest periods, the 3-month USD LIBOR rate on the rate cut-off date will apply to each calendar day from and including the rate cut-off date to and including the last day of the applicable interest period.

Interest Determination Dates

For each interest payment date after the first eight interest payment dates, the day that is the fifth scheduled trading day prior to such interest payment date.

Non-Reset Business Day Provision

After the first eight interest periods, the 3-month USD LIBOR rate for a calendar day that is not a reset business day will equal the 3-month USD LIBOR rate for the reset business day immediately preceding such calendar day.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or upon redemption will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the reference rate, the regular record dates, the reference dates, the interest rate on each interest payment date after the first eight interest periods, reset business days, the interest payable on each interest payment date, business days, London business days, trading days, interest determination dates, whether a market disruption event occurs, postponement of any interest payment date or the stated maturity date, the amount of cash payable on your notes at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part on any interest payment date, beginning with the fourth scheduled interest payment date, for cash equal to 100% of the face amount plus any accrued and unpaid interest to, but excluding, the redemption date.

If we choose to exercise our early redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date, we will pay to the holder of record on the fifth business day immediately preceding the redemption date, the redemption price in cash, together with any accrued and unpaid interest to, but excluding, the redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

London Business Day

When we refer to a London business day, we mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in the applicable index currency are transacted in the London interbank market.

Reset Business Day

When we refer to a reset business day with respect to your notes, we mean any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Default Amount

The default amount for your notes on any day (except as provided in the last sentence under “—Default Quotation Period” below) will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•                  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•                  the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•                  no quotation of the kind referred to above is obtained during such period, or

•                  every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above.  If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final interest determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•                  A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•                  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of instruments linked to the 3-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 3-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                  expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR rate, and/or

•                  may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•                  may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 3-month USD LIBOR rate. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL 3-MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 3-month USD LIBOR rate since January 1, 2008.  The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during any period shown below is not an indication that the level of the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time after the first eight interest periods.

You should not take the historical level of the 3-month USD LIBOR rate as an indication of future levels of the 3-month USD LIBOR rates.  We cannot give you any assurance that the future levels of the 3-month USD LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.  Neither we nor any of our affiliates make any representation to you as to the 3-month USD LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 3-month USD LIBOR rate may be less likely to be indicative of the levels of the 3-month USD LIBOR rate after the first four interest periods.  In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The actual levels of the 3-month USD LIBOR rate after the first four interest periods may bear little relation to the historical levels of the 3-month USD LIBOR rate shown below.

The table below shows the high, low and last levels of the 3-month USD LIBOR rate for each of the four calendar quarters in 2008, 2009, 2010 and 2011 (through November 23, 2011).  We obtained the 3-month USD LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month USD LIBOR Rate

	High	Low	Last
2008
Quarter ended March 31	4.68063	2.54188	2.68813
Quarter ended June 30	2.92000	2.63813	2.78313
Quarter ended September 30	4.05250	2.78500	4.05250
Quarter ended December 31	4.81875	1.42500	1.42500
2009
Quarter ended March 31	1.42125	1.08250	1.19188
Quarter ended June 30	1.17688	0.59500	0.59500
Quarter ended September 30	0.58750	0.28250	0.28688
Quarter ended December 31	0.28438	0.24875	0.25063
2010
Quarter ended March 31	0.29150	0.24875	0.29150
Quarter ended June 30	0.53925	0.29150	0.53394
Quarter ended September 30	0.53363	0.02938	0.29000
Quarter ended December 31	0.30375	0.28438	0.30281
2011
Quarter ended March 31	0.31400	0.30281	0.30300
Quarter ended June 30	0.30100	0.24500	0.24580
Quarter ended September 30	0.37433	0.24575	0.37433
Quarter ending December 31 (through November 23, 2011)	0.50611	0.37433	0.50611

We have included the following graph of the historical behavior of the 3-month USD LIBOR rate for the period from November 23, 2001 to November 23, 2011, for your reference.  Past movements of the 3-month USD LIBOR rate are not indicative of future levels or the future behavior of the 3-month USD LIBOR rate.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “—United States Alien Holders” below.

Your notes will be treated as a debt instrument subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment debt obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated

maturity date and the projected contingent payment will be made at such time.

We have determined that the comparable yield for the notes is equal to 7.15% per annum, compounded quarterly. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
November 30, 2011 through December 31, 2011	$5.96	$5.96
January 1, 2012 through December 31, 2012	$71.15	$77.11
January 1, 2013 through December 31, 2013	$70.30	$147.41
January 1, 2014 through December 31, 2014	$69.84	$217.45
January 1, 2015 through December 31, 2015	$69.74	$286.99
January 1, 2016 through December 31, 2016	$68.83	$355.82
January 1, 2017 through December 31, 2017	$67.66	$423.48
January 1, 2018 through December 31, 2018	$66.99	$490.47
January 1, 2019 through December 31, 2019	$66.86	$557.33
January 1, 2020 through December 31, 2020	$67.58	$624.91
January 1, 2021 through December 31, 2021	$68.27	$693.18
January 1, 2022 through December 31, 2022	$68.86	$762.04
January 1, 2023 through December 31, 2023	$69.33	$831.37
January 1, 2024 through December 31, 2024	$69.77	$901.14
January 1, 2025 through December 31, 2025	$70.30	$971.44
January 1, 2026 through November 30, 2026	$65.07	$1,036.51

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year:	Payment on February 28	Payment on May 31	Payment on August 31	Payment on November 30
2012	$20.63	$20.63	$20.63	$20.63
2013	$20.63	$20.63	$20.63	$20.63
2014	$17.04	$17.11	$18.20	$19.76
2015	$15.26	$17.28	$18.98	$20.40
2016	$21.63	$22.72	$23.67	$24.44
2017	$17.86	$18.42	$18.86	$19.18
2018	$19.40	$19.60	$19.78	$19.95
2019	$13.98	$14.18	$14.29	$14.31
2020	$14.29	$14.30	$14.36	$14.46
2021	$14.59	$14.72	$14.86	$14.98
2022	$15.10	$15.35	$15.53	$15.66
2023	$15.75	$15.81	$15.85	$15.88
2024	$15.88	$15.79	$15.70	$15.61
2025	$15.50	$15.40	$15.28	$15.17
2026	$15.04	$14.91	$14.78	$14.64

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt obligations) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected payments that were previously projected to be made with respect to your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the fixed interest payments and the amount of the projected payments that you were projected to receive with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation —Taxation of Debt Securities—United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation—Taxation of Debt Securities Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on November 30, 2011, which is expected to be the fourth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) if the final terms in relation to the offered notes specify that an offer of those notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-exempt Offer”), following the date of publication of a prospectus in relation to the offered notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable and the Issuer has consented in writing to its use for the purpose of that Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (b) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.  As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$1,000,000

The Goldman Sachs Group, Inc.

15-Year Callable Quarterly 3-Month USD LIBOR
Rate Accrual Notes due 2026

Medium—Term Notes, Series D

___________________

___________________

Goldman, Sachs & Co.

Page

Prospectus Supplement

Summary Information	S-2
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-11
Use of Proceeds and Hedging	S-17
Historical 3-Month USD LIBOR Rates	S-18
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Validity of the Notes	S-27

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140